Exhibit 99.1

Atour Lifestyle Holdings Limited to Report Fourth Quarter and Full Year 2022 Financial Results on March 30, 2023

SHANGHAI, March 16, 2023 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that it will report its unaudited financial results for the fourth quarter and full year of 2022 on Thursday, March 30, 2023, before the U.S. markets open.

The Company will host a conference call at 8:00 AM U.S. Eastern time on Thursday, March 30, 2023 (or 8:00 PM Beijing/Hong Kong time on the same day). Details for the conference call are as follows:

Event Title: Atour Fourth Quarter and Full Year 2022 Earnings Conference Call

Pre-registration Link: https://register.vevent.com/register/BIe662368bb23042ab9fbc33f6244a11a5

All participants must pre-register this conference call using the link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677